Exhibit 99.1

MiX Telematics Announces Financial Results for Third Quarter of Fiscal 2019

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.3960 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2018.

Highlights:
Third quarter fiscal 2019:

  Subscription revenue of R439 million ($30.5 million), up 16% year over year on a constant currency basis
  Net subscriber additions of 22,100, bringing the total subscriber base to over 736,000, up 11% year over year
  Operating profit of R87 million ($6.0 million), up 63% year over year
  Adjusted EBITDA of R156 million ($10.8 million), up 36% year over year
  Adjusted EBITDA margin of 30.3%, up 440 basis points year over year
  Net cash generated from operating activities of R133 million ($9.2 million)
  Free cash flow of R60 million ($4.2 million), up from R17 million ($1.2 million) compared to the third quarter of fiscal 2018

Company raises full-year guidance:

  Subscription revenue - R1,693 million to R1,701 million ($124.1 million to $124.6 million)
  Total revenue - R1,951 million to R1,969 million ($143.0 million to $144.3 million)
  Adjusted EBITDA - R571 million to R584 million ($41.8 million to $42.8 million)
  Adjusted earnings per diluted ordinary share of 36.4 to 38.6 South African cents. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 66.7 to 70.7 U.S. cents. Refer to the Business Outlook section below.

MIDRAND, South Africa--(BUSINESS WIRE)--January 31, 2019--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), today announced financial results for its third quarter of fiscal 2019, which ended December 31, 2018.

“In Q3, MiX Telematics delivered another strong quarter, evidenced by 16% year over year subscription revenue growth, and Adjusted EBITDA margins that again exceeded 30%, and we are now focused on our recently revised long-term target of 35%-plus. Moreover, our attractive combination of strong growth and a highly scalable business model is leading to increased cash generation,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our results were driven by ongoing robust demand globally for our services from our customers across all verticals. Additionally, we are already seeing early traction with our newly announced light fleet solution, MiX Now, and have already closed several deals. We are confident the strength of our diversified portfolio of subscribers will enable us to maintain our market momentum for the balance of fiscal 2019 and beyond.”

Financial performance for the three months ended December 31, 2018

Subscription Revenue: Subscription revenue was R438.9 million ($30.5 million), an increase of 16.6% compared with R376.4 million ($26.1 million) for the third quarter of fiscal 2018. Subscription revenue increased 15.6% on a constant currency basis. Subscription revenue benefited from a net increase of over 71,200 subscribers from January 2018 to December 2018, representing an increase in the subscriber base of 10.7% during that period. Subscription revenue has also benefited from higher average revenue per user.

Total Revenue: Total revenue was R514.4 million ($35.7 million), an increase of 16.3% compared to R442.1 million ($30.7 million) for the third quarter of fiscal 2018. Hardware and other revenue was R75.5 million ($5.2 million), an increase of 14.8% compared to R65.8 million ($4.6 million) for the third quarter of fiscal 2018.

Gross Margin: Gross profit was R337.8 million ($23.5 million), as compared to R288.6 million ($20.0 million) for the third quarter of fiscal 2018. Gross profit margin was 65.7%, compared to 65.3% for the third quarter of fiscal 2018.

Operating Margin: Operating profit was R86.7 million ($6.0 million), compared to R53.0 million ($3.7 million) for the third quarter of fiscal 2018. Operating margin was 16.8%, compared to 12.0% for the third quarter of fiscal 2018. The margin expansion was attributable primarily to improved economies of scale and ongoing cost management initiatives. Operating expenses of R251.5 million ($17.5 million) have increased by R16.0 million ($1.1 million) or 6.8% compared to total revenue growth of 16.3% since the third quarter of fiscal 2018. Operating expenses represented 48.9% of revenue compared to 53.3% of revenue in the third quarter of fiscal 2018.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R155.8 million ($10.8 million) compared to R114.5 million ($8.0 million) for the third quarter of fiscal 2018. Adjusted EBITDA margin, a non-IFRS measure, for the third quarter of fiscal 2019 was 30.3%, compared to 25.9% for the third quarter of fiscal 2018.

Profit for the Period and Earnings per Share: Profit for the period was R56.6 million ($3.9 million), compared to R58.8 million ($4.1 million) in the third quarter of fiscal 2018. Profit for the period includes a net foreign exchange gain of R0.2 million ($0.01 million) before tax. Profit for the period for the third quarter of fiscal 2018 included a net foreign exchange loss of R2.1 million ($0.1 million).

Earnings per diluted ordinary share were 10 South African cents, consistent with the third quarter of fiscal 2018. For the third quarter of 2019, the calculation was based on diluted weighted average ordinary shares in issue of 579.6 million compared to 577.6 million diluted weighted average ordinary shares in issue during the third quarter of fiscal 2018.

The Company’s effective tax rate for the quarter was 34.5% compared to (12.3%) in the third quarter of fiscal 2018. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which is used in determining adjusted earnings below, was 28.3% compared to 26.7% in the third quarter of fiscal 2018.

On a U.S. Dollar basis, and using the December 31, 2018 exchange rate of R14.3960 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $3.9 million, or 17 U.S. cents per diluted ADS.

Adjusted Earnings for the Period and Adjusted Earnings per Share: Adjusted earnings for the period, a non-IFRS measure, were R63.5 million ($4.4 million), compared to R40.0 million ($2.8 million) in the third quarter of fiscal 2018. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 11 South African cents, compared to 7 South African cents in the third quarter of fiscal 2018.

On a U.S. Dollar basis, and using the December 31, 2018 exchange rate of R14.3960 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $4.4 million, or 19 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At December 31, 2018, the Company had R284.1 million ($19.7 million) of net cash and cash equivalents, compared to R290.5 million ($20.2 million) at March 31, 2018.

The Company generated R133.0 million ($9.2 million) in net cash from operating activities for the three months ended December 31, 2018 and invested R72.6 million ($5.0 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R47.8 million or $3.3 million), leading to a free cash flow, a non-IFRS measure, of R60.4 million ($4.2 million), compared with free cash flow of R17.3 million ($1.2 million) for the third quarter of fiscal 2018. The Company utilized R91.0 million ($6.3 million) in financing activities, compared to R11.1 million ($0.8 million) utilized during the third quarter of fiscal 2018. The cash utilized in financing activities during the third quarter of fiscal 2019 mainly consisted of share repurchases of R73.6 million ($5.1 million), dividends paid of R16.8 million ($1.2 million) and the payment of lease liabilities of R3.4 million ($0.2 million), offset by proceeds from the issuance of shares in respect of employee share options of R2.7 million ($0.2 million). The cash utilized in financing activities during the third quarter of fiscal 2018 mainly consisted of dividends paid of R14.0 million ($1.0 million) and the acquisition of non-controlling interest of R1.4 million ($0.1 million), offset by proceeds from the issuance of shares in respect of employee share options of R4.2 million ($0.3 million).

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R13.6466 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at January 28, 2019.

Based on information as of today, January 31, 2019, the Company is issuing the following financial guidance for the full 2019 fiscal year:

  Subscription revenue - R1,693 million to R1,701 million ($124.1 million to $124.6 million), which would represent subscription revenue growth of 18.0% to 18.6% compared to fiscal 2018. On a constant currency basis, this would represent subscription revenue growth of 16.0% to 16.6%. Previous guidance was R1,683 million to R1,695 million.
  Total Revenue - R1,951 million to R1,969 million ($143.0 million to $144.3 million), which would represent revenue growth of 13.9% to 15.0% compared to fiscal 2018. On a constant currency basis, this would represent revenue growth of 12.1% to 13.1%. Previous guidance was R1,930 million to R1,963 million.
  Adjusted EBITDA - R571 million to R584 million ($41.8 million to $42.8 million), which would represent Adjusted EBITDA growth of 29.2% to 32.2% compared to fiscal 2018. Previous guidance was R550 million to R570 million.
  Adjusted earnings per diluted ordinary share of 36.4 to 38.6 South African cents based on 583 million diluted ordinary shares in issue (previous guidance was 35.1 to 37.9 South African cents based on 583 million diluted ordinary shares in issue), and based on an effective tax rate of 28.0% to 31.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 66.7 to 70.7 U.S. cents.

For the fourth quarter of fiscal 2019 the Company expects subscription revenue to be in the range of R443 million to R451 million ($32.5 million to $33.0 million), which would represent subscription revenue growth of 18.6% to 20.7% compared to the fourth quarter of fiscal 2018. On a constant currency basis, this represents subscription revenue growth of 12.3% to 14.4% compared to the fourth quarter of fiscal 2018.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2019 fiscal year of R13.8000 per $1.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Company provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Company’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on Thursday, January 31, 2019 to discuss the Company’s financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-877-451-6152 (within the United States) or 0 800 983 831 (within South Africa) or +1-201-389-0879 (outside of the United States). The conference ID is 13686613.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 13686613.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 736,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the fourth quarter and full year of fiscal 2019, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2018, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and they do not represent cash flows from operations for the periods indicated, and should not be considered an alternative to net income as an indicator of the Company’s results of operations, or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices and right-of-use assets, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company’s management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company’s core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Company’s use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments or the payment of lease liabilities that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and our other results.

Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics, excluding net foreign exchange gains/(losses) net of tax and share based compensation costs related to Performance Share Awards net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company’s core business by excluding net foreign exchange gains/(losses) from earnings, as well as share based compensation costs related to Performance Share Awards. Performance Share Awards were awarded under the MiX Telematics Long-Term Incentive Plan for the first time in November 2018 and are aimed at incentivising management to achieve cumulative subscription revenue and Adjusted EBITDA targets for the 2019 and 2020 fiscal years.

Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company’s operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars and constant currency financial information presented as part of the commentary constitute pro-forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.3960 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at December 31, 2018.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro-forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro-forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro-forma financial information does not constitute pro-forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro-forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The information contained in this report has not been reviewed or audited by the Group’s auditors.

JSE Sponsor
Java Capital

January 31, 2019

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	514,407	442,125	35,733	30,712
Cost of sales	(176,622)	(153,526)	(12,269)	(10,664)
Gross profit	337,785	288,599	23,464	20,048
Other income/(expenses) - net	367	(98)	25	(7)
Operating expenses	(251,481)	(235,485)	(17,469)	(16,358)
-Sales and marketing	(51,720)	(49,739)	(3,593)	(3,455)
-Administration and other charges	(199,761)	(185,746)	(13,876)	(12,903)
Operating profit	86,671	53,016	6,020	3,683
Finance (costs)/income - net	(245)	(676)	(17)	(47)
-Finance income	2,567	1,996	178	139
-Finance costs	(2,812)	(2,672)	(195)	(186)
Profit before taxation	86,426	52,340	6,003	3,636
Taxation	(29,855)	6,439	(2,074)	447
Profit for the period	56,571	58,779	3,929	4,083

Attributable to:
Owners of the parent	56,572	58,780	3,929	4,083
Non-controlling interest	(1)	(1)	*	*
	56,571	58,779	3,929	4,083

* Amount less than $1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	South African Rand		United States Dollar
	December 31,	March 31,	December 31,	March 31,
Figures are in thousands unless otherwise stated	2018	2018	2018	2018
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	476,217	334,038	33,080	23,204
Intangible assets	941,351	898,527	65,390	62,415
Deferred tax assets	44,737	40,717	3,108	2,828
Capitalized commission assets	52,653	—	3,657	—
Total non-current assets	1,514,958	1,273,282	105,235	88,447

Current assets
Assets classified as held for sale (Note 7)	17,058	17,058	1,185	1,185
Inventory	66,124	57,013	4,593	3,960
Trade and other receivables	361,094	286,406	25,083	19,895
Taxation	3,440	30,373	239	2,110
Restricted cash	23,211	20,935	1,612	1,454
Cash and cash equivalents	316,339	308,258	21,974	21,413
Total current assets	787,266	720,043	54,686	50,017

Total assets	2,302,224	1,993,325	159,921	138,464

EQUITY
Stated capital	786,631	846,405	54,642	58,794
Other reserves	66,949	(51,614)	4,651	(3,585)
Retained earnings	821,694	722,380	57,078	50,179
Equity attributable to owners of the parent	1,675,274	1,517,171	116,371	105,388
Non-controlling interest	11	10	1	1
Total equity	1,675,285	1,517,181	116,372	105,389

LIABILITIES
Non-current liabilities
Deferred tax liabilities	139,348	82,658	9,680	5,742
Provisions	2,434	2,132	169	148
Recurring commission liability	2,243	—	156	—
Capitalized lease liability	34,433	—	2,392	—
Total non-current liabilities	178,458	84,790	12,397	5,890

Current liabilities
Trade and other payables	371,810	350,519	25,827	24,348
Capitalized lease liability	9,675	—	672	—
Taxation	12,367	2,832	859	197
Provisions	22,405	20,283	1,556	1,409
Bank overdraft	32,224	17,720	2,238	1,231
Total current liabilities	448,481	391,354	31,152	27,185

Total liabilities	626,939	476,144	43,549	33,075

Total equity and liabilities	2,302,224	1,993,325	159,921	138,464

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	136,892	112,099	9,509	7,787
Net financing income	1,938	1,438	135	100
Taxation paid	(5,861)	(4,012)	(407)	(279)
Net cash generated from operating activities	132,969	109,525	9,237	7,608

Cash flows from investing activities
Capital expenditure payments	(72,619)	(92,239)	(5,044)	(6,407)
Proceeds on sale of property, plant and equipment and intangible assets	430	261	30	18
Increase in restricted cash	(455)	(7,764)	(32)	(539)
Decrease in restricted cash	5	24	*	2
Net cash utilized in investing activities	(72,639)	(99,718)	(5,046)	(6,926)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	2,706	4,235	188	294
Share repurchase (Note 10)	(73,550)	—	(5,109)	—
Dividends paid to Company’s owners (Note 9)	(16,819)	(13,964)	(1,168)	(970)
Repayment of capitalized lease liability	(3,381)	—	(235)	—
Acquisition of non-controlling interest	—	(1,353)	—	(94)
Net cash utilized in financing activities	(91,044)	(11,082)	(6,324)	(770)
Net decrease in cash and cash equivalents	(30,714)	(1,275)	(2,133)	(88)
Net cash and cash equivalents at the beginning of the period	312,276	256,864	21,692	17,843
Exchange gains/(losses) on cash and cash equivalents	2,553	(8,493)	177	(591)
Net cash and cash equivalents at the end of the period	284,115	247,096	19,736	17,164

* Amount less than $1,000

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands except for subscribers	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Total revenue	514,407	442,125	35,733	30,712
Subscription revenue	438,913	376,364	30,489	26,144
Hardware revenue	65,912	51,684	4,578	3,590
Driver training, installation and other revenue	9,582	14,077	666	978
Adjusted EBITDA	155,801	114,515	10,822	7,955
Cash and cash equivalents	316,339	267,152	21,974	18,557
Net cash (1)	284,115	247,096	19,736	17,164
Capital expenditure incurred	75,291	92,645	5,230	6,435
Property, plant and equipment expenditure (2)	54,686	66,688	3,799	4,632
Intangible asset expenditure	20,605	25,957	1,431	1,803
Total development costs incurred	32,707	32,336	2,272	2,246
Development costs capitalized	17,907	15,996	1,244	1,111
Development costs expensed within administration and other charges	14,800	16,340	1,028	1,135
Subscribers (number)	736,085	664,816	736,085	664,816
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash.
(2)

Excludes non-cash additions related to the initial recognition of right-of-use assets arising from the adoption of IFRS 16 Leases. The adoption of IFRS 16 during the period resulted in the recognition of right-of-use assets of R2.4 million in the three months ended December 31, 2018.

Notes to the condensed consolidated income statement, statement of financial position, statement of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statement of financial position, income statement and statement of cash flows included in these financial results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2018 except for the adoption of IFRS 9 Financial Instruments (“IFRS 9”), IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 16 Leases (“IFRS 16”) during the period under review.

Adoption of IFRS 9, IFRS 15 and IFRS 16:

IFRS 9 is effective for the Group from April 1, 2018.

IFRS 15 permits a modified retrospective cumulative catch-up approach for the adoption, which the Group has decided to apply. Under this approach, the Group has recognized transitional adjustments in retained earnings on the date of initial application (i.e. April 1, 2018), without restating the comparative period. Under the practical expedient, the new requirements were only applied to contracts that were not completed as of April 1, 2018.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, but can be early adopted. Given that the Group applied IFRS 15 from April 1, 2018, the Group decided to early adopt IFRS 16 from this date.

The Group has chosen to apply the ‘simplified approach’ on adoption of IFRS 16 that includes certain relief related to the measurement of the right-of-use asset and the lease liability at April 1, 2018, rather than full retrospective application. Furthermore, the ‘simplified approach’ does not require a restatement of comparatives.

Refer to Note 2.1.1.2 of our consolidated financial statements for the year ended March 31, 2018 for further details on the adoption of the above mentioned standards.

Summary of the impact at April 1, 2018 of adopting IFRS 9, IFRS 15 and IFRS 16:

	South African Rand	United States Dollar
IFRS 9 Assets	(R3.2 million)	($0.2 million)
Trade and other receivables	(R3.2 million)	($0.2 million)

IFRS 15 Assets	R46.5 million	$3.2 million
Capitalized commission assets	R45.3 million	$3.1 million
Trade and other receivables (1)	R1.2 million	$0.1 million

IFRS 16 Assets	R29.9 million	$2.1 million
Property, plant and equipment	R30.6 million	$2.1 million
Trade and other receivables (2)	(R0.7 million)	($0.04 million)

Total Assets	R73.2 million	$5.1 million

IFRS 15 Liabilities	R8.7 million	$0.6 million
Recurring commission liability (non-current)	R4.0 million	$0.3 million
Trade and other payables (3)	R4.7 million	$0.3 million

IFRS 16 Liabilities	R31.9 million	$2.2 million
Capitalized lease liability (non-current)	R23.3 million	$1.6 million
Capitalized lease liability (current)	R8.8 million	$0.6 million
Trade and other payables (2)	(R0.2 million)	($0.01 million)

Deferred tax liabilities	R7.9 million	$0.5 million
Total liabilities	R48.5 million	$3.3 million

Net increase in equity	R24.7 million	$1.8 million
(1)	Contract assets related to fixed escalations.
(2)	Reversal of lease prepayment and lease accruals under IAS 17 Leases. These have been reflected in the measurement of the lease liability under IFRS 16.
(3)	Includes the current portion of additional recurring commission liability of R2.9 million ($0.2 million) and increase in liabilities related to contracts with customers due to significant financing adjustments of R1.8 million ($0.1 million).

Summary of the impact on the third quarter of fiscal 2019 of adopting IFRS 9, IFRS 15 and IFRS 16:

Other than a R2.2 million ($0.2 million) increase in finance costs primarily as a result of IFRS 15 significant financing activity interest expense and IFRS 16 capitalized lease liability interest, the impact on each line item in the condensed consolidated income statement for the third quarter of fiscal 2019 was not material.

The only adjustment to the statement of cash flows was an outflow of R3.4 million ($0.2 million) in respect of lease liability payments being recorded in cash flows from financing activities as a result of the adoption of IFRS 16. This outflow was previously accounted for as an operating lease expense and included under cash generated from operations.

The results have not been audited or reviewed by the Group’s external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended December 31, 2018 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.3960 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2018. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per Share/ADS data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.10	0.10	0.01	0.01
Diluted (R/$)	0.10	0.10	0.01	0.01
Earnings per American Depositary Share
Basic (R/$)	2.52	2.62	0.17	0.18
Diluted (R/$)	2.44	2.54	0.17	0.18
Adjusted earnings per share
Basic (R/$)	0.11	0.07	0.01	#
Diluted (R/$)	0.11	0.07	0.01	#
Adjusted earnings per American Depositary Share
Basic (R/$)	2.82	1.78	0.20	0.12
Diluted (R/$)	2.74	1.73	0.19	0.12
Ordinary shares ('000) (1)
In issue at December 31	561,808	562,231	561,808	562,231
Weighted average	561,934	560,282	561,934	560,282
Diluted weighted average	579,633	577,579	579,633	577,579
American Depositary Shares ('000) (1)
In issue at December 31	22,472	22,489	22,472	22,489
Weighted average	22,477	22,411	22,477	22,411
Diluted weighted average	23,185	23,103	23,185	23,103
#	Amounts less than $0.01

(1)	December 31, 2018 figure excludes 40,000,000 (December 31, 2017: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited, a wholly owned subsidiary of the Group.

4. Reconciliation of Adjusted Earnings
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	56,572	58,780	3,929	4,083
Net foreign exchange (gains)/losses	(164)	2,139	(11)	149
IFRS 2 charge on performance share awards (Note 12)	2,241	—	156	—
Income tax effect on the above components	4,841	(20,959)	336	(1,456)
Adjusted earnings attributable to owners of the parent	63,490	39,960	4,410	2,776

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.10	0.10	0.01	0.01
Net foreign exchange (gains)/losses	#	#	#	#
IFRS 2 charge on performance share awards	#	—	#	—
Income tax effect on the above components	0.01	(0.03)	#	#
Basic adjusted earnings per share (R/$)	0.11	0.07	0.01	0.01
# Amount less than R0.01/$0.01
5. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	155,801	114,515	10,822	7,955
Add:
Net profit on sale of property, plant and equipment and intangible assets	327	—	23	—
Less:
Depreciation (1)	(48,271)	(41,301)	(3,353)	(2,869)
Amortization (2)	(17,168)	(17,661)	(1,193)	(1,227)
Impairment of property, plant and equipment	—	(6)	—	*
Equity-settled share-based compensation costs	(3,984)	(2,326)	(277)	(162)
Net loss on sale of property, plant and equipment	—	(202)	—	(14)
Increase in restructuring cost provision	(34)	(3)	(2)	*
Operating profit	86,671	53,016	6,020	3,683
Add: Finance (costs)/income - net	(245)	(676)	(17)	(47)
Less: Taxation	(29,855)	6,439	(2,074)	447
Profit for the period	56,571	58,779	3,929	4,083
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices and right-of-use assets). The adoption of IFRS 16 during the period resulted in depreciation of right-of-use assets of R3.3 million ($0.2 million) being recorded in the three months ended December 31, 2018.
(2)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

*	Amount less than $1,000

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months ended	Three months ended
	December 31,	December 31,
	2018	2017
	Unaudited	Unaudited
Adjusted EBITDA margin	30.3%	25.9%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.1%	—
Less:
Depreciation	(9.4%)	(9.3%)
Amortization	(3.4%)	(4.0%)
Impairment of property, plant and equipment	—	(0.0%)
Equity-settled share-based compensation costs	(0.8%)	(0.6%)
Net loss on sale of property, plant and equipment	—	(0.0%)
Increase in restructuring cost provision	(0.0%)	(0.0%)
Operating profit margin	16.8%	12.0%
Add: Finance (costs)/income - net	(0.0%)	(0.2%)
Less: Taxation	(5.8%)	1.5%
Profit for the period margin	11.0%	13.3%

7. Assets Classified as Held for Sale

The assets classified as held for sale relate to the property owned by the Central Services Organization, a division of MiX Telematics International Proprietary Limited. No impairment loss was recognized on reclassification of the property as held for sale as the fair value (estimated based on the recent market prices of similar properties in similar locations) less costs to sell is higher than the carrying amount. MiX Telematics has concluded agreements pertaining to a Broad-Based Black Economic Empowerment (“B-BBEE”) transaction in which the sale of this property is included, refer to note 13 for additional information. The transaction is subject to certain conditions precedent of which not all have been fulfilled by December 31, 2018.

8. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	132,969	109,525	9,237	7,608
Capital expenditure payments	(72,619)	(92,239)	(5,044)	(6,407)
Free cash flow	60,350	17,286	4,193	1,201

9. Dividends Paid

In respect of the second quarter of fiscal 2019, a dividend of R16.8 million ($1.2 million) was declared on October 30, 2018 and paid on November 26, 2018. Using shares in issue of 561,807,639 (excluding 40,000,000 treasury shares), this equated to a dividend of 3 South African cents or 0.2 U.S. cents per share.

10. Share Repurchase

On May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($18.8 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

Fiscal 2018

During fiscal 2018, the following repurchases were made under the share repurchase program:

South African Rand	Total number of shares repurchased	Average price paid per share (R)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program (R'000)
June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

United States Dollar	Total number of shares repurchased	Average price paid per share ($)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program ($'000)	Maximum value of shares that may yet be purchased under the program ($'000)
June 2017	5,015,660	0.26	5,015,660	1,297	17,459
	5,015,660		5,015,660	1,297	17,459
(1) Including transaction costs.

Subsequent to the repurchase, the shares were de-listed and now form part of the authorized unissued share capital of the Company. No repurchases were made under the share repurchase program during the second half of fiscal 2018.

Fiscal 2019

No repurchases were made under the share repurchase program during the first half of fiscal 2019. During the third quarter of fiscal 2019, the following repurchases were made under the share repurchase program:

South African Rand	Total number of shares repurchased	Average price paid per share (R)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program (R'000)	Maximum value of shares that may yet be purchased under the program (R'000)
October 2018	9,157,695	8.03	9,157,695	73,550	177,784
	9,157,695		9,157,695	73,550	177,784

United States Dollar	Total number of shares repurchased	Average price paid per share ($)(1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program ($'000)	Maximum value of shares that may yet be purchased under the program ($'000)
October 2018	9,157,695	0.56	9,157,695	5,109	12,350
	9,157,695		9,157,695	5,109	12,350
(1) Including transaction costs.

Subsequent to the repurchase, the shares were de-listed and now form part of the authorized unissued share capital of the Company.

11. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited, a subsidiary of the Group, in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R40.3 million ( $2.8 million). No loss is considered probable under this arrangement.

12. Performance Share Award under the MiX Telematics Limited Long-Term Incentive Plan

The MiX Telematics Board of Directors has authorized a supplemental performance share award under the MiX Telematics Limited Long-Term Incentive Plan. In terms of this award the Board has designated 8,000,000 ordinary shares (equivalent to 320,000 ADSs), to be awarded to eligible employees if the Company achieves both of the following constant currency targets at March 31, 2020:

  cumulative subscription revenue for the 2019 and 2020 fiscal years of R3,588 million, and cumulative Adjusted EBITDA for the 2019 and 2020 fiscal years of R1,322 million.

The targets have been derived using an average forecast exchange rate of R13.8000 per $1.00.

Half of this supplemental equity grant, 4,000,000 ordinary shares (equivalent to 160,000 ADSs), was made during November 2018 and the remaining half will be awarded at the beginning of fiscal 2020 if the Board of Directors believes the Company remains on track to meet the vesting targets listed above. Furthermore, these performance shares will not vest unless both targets are fully achieved in the specified time-frame. An IFRS 2 charge of R2.2 million ($0.2 million) was recognized on these performance share awards in the third quarter of fiscal 2019.

The incentive targets are in excess of the current and implied guidance we have provided to investors. The incentive targets should be viewed by investors as stretch targets that the Board and management believe may potentially be achievable if market trends remain favorable and the Company executes at an extremely high level. Whether or not the incentive targets will be achievable requires consideration of the assumptions underlying the financial guidance provided by the Company for the 2019 fiscal year and consideration of further assumptions being the achievement of substantial additional growth in subscription revenue and subscribers and exceeding hardware sales targets while simultaneously accelerating Adjusted EBITDA margin expansion. The setting of the incentive targets by the Board of Directors for the award of the performance shares, does not substitute for the fiscal 2019 guidance and shareholders are advised to refer to the guidance provided in the Business outlook section for the guidance for fiscal 2019. The incentive targets relating to the performance share awards and the assumptions underlying them are the responsibility of the Board of Directors and have not been reviewed or reported on by the Company’s external auditors.

13. B-BBEE Property Transaction

MiX Telematics has concluded agreements pertaining to a B-BBEE transaction which is subject to certain conditions precedent of which not all have been fulfilled by December 31, 2018. The transaction involves the following:

  Acquiring Erf 1335 Vorna Valley Extension 21 Township, Registration Division IR, Province of Gauteng situated in Midrand (“the Midrand property”) for R44.0 million ($3.1 million) from TPF Investments (Pty) Ltd (“TPF”), which Midrand property is currently being leased from TPF. TPF is an associate of Robin Frew, the non-executive chairman of MiX Telematics and therefore the acquisition is a small related party transaction under the JSE Listings Requirements.
  In a back-to-back transaction, selling the Midrand property for R44.0 million ($3.1 million), as well as the Group’s property in Stellenbosch currently classified as held for sale (refer to note 7) for R23.5 million ($1.6 million) to Black Industrialists Group Property Management Company (Pty) Ltd (“BIG”). The Group will also provide loan funding to BIG for R9.0 million ($0.6 million).
  Leasing both properties from BIG for an initial period of 5 years with an option to renew the lease for a further 5 year period.

14. Taxation

Section 11D allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R23.0 million ($1.6 million) in respect of S11D deductions, of which R2.5 million ($0.2 million) was recognized as at December 31, 2018. R20.2 million ($1.4 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at December 31, 2018.

15. Dividend Declared

The Board declared that in respect of the third quarter of fiscal 2019, which ended on December 31, 2018, a dividend of 3 South African cents (0.2 U.S. cents) per ordinary share to be paid on Monday, February 25, 2019.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, February 19, 2019
Securities trade ex dividend	Wednesday, February 20, 2019
Record date	Friday, February 22, 2019
Payment date	Monday, February 25, 2019

Share certificates may not be dematerialized or rematerialized between Wednesday, February 20, 2019 and Friday, February 22, 2019, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 3 South African cents per ordinary share;
  the net local dividend amount is 2.4 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 601,807,639 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Thursday, February 21, 2019
Record date	Friday, February 22, 2019
Approximate date of currency conversion	Monday, February 25, 2019
Approximate dividend payment date	Thursday, March 7, 2019

16. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended December 31, 2018.

			South African Rand

Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2018	2018	2018	2018	2017	2017	2017	2017
Total development costs incurred	32,707	33,983	34,108	30,488	32,336	34,167	33,175	32,152
Development costs capitalized	17,907	17,571	17,245	16,543	15,996	16,148	16,656	17,268
Development costs expensed within administration and other charges	14,800	16,412	16,863	13,945	16,340	18,019	16,519	14,884

			United States Dollar

Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2018	2018	2018	2018	2017	2017	2017	2017
Total development costs incurred	2,272	2,361	2,369	2,118	2,246	2,374	2,304	2,233
Development costs capitalized	1,244	1,221	1,198	1,149	1,111	1,122	1,157	1,199
Development costs expensed within administration and other charges	1,028	1,140	1,171	969	1,135	1,252	1,147	1,034

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), SR Bruyns*# (Lead Independent Director), PM Dell, F Futwa*#, IV Jacobs*#, F Roji-Maplanka*#, CWR Tasker, AR Welton*#
* Non-executive
# Independent

CONTACT:
Investor Contact:
Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835